				Exhibit 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE
Three and Six Months Ended June 30, 2010 and 2009

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2010	2009	2010	2009
	(In thousands of dollars)

BASIC EARNINGS PER SHARE
Average common shares outstanding	181,267	124,244	152,344	124,122
Net Income (loss)	$24,551	$(339,835)	$(125,540)	$(524,395)
Basic earnings (loss) per share	$0.14	$(2.74)	$(0.82)	$(4.22)

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	181,267	124,244	152,344	124,122
Common stock equivalents	889	-	-	-
Adjusted weighted average diluted shares outstanding (1)	182,156	124,244	152,344	124,122
Net income (loss)	$24,551	$(339,835)	$(125,540)	$(524,395)
Diluted earnings (loss) per share	$0.13	$(2.74)	$(0.82)	$(4.22)

(1) Under current accounting guidance for the six months ended June 30, 2010 and the three and six months ended June 30, 2009, the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.